| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-43350 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARIVE CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

465 BELFIELD AVENUE

(No. and Street)

| STATEN ISLAND | NY | 10312 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| THOMAS SULLIVAN | 516-467-9183 | tsullivan@arivecapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP

(Name – if individual, state last, first, and middle name)

| 100 MOTOR PARKWAY | HAUPPAUGE | NY | 11788 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/04/2009 | 3370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARIVE CAPITAL LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Thomas Sullivan

Title: FINOP/CFO

N. R. Shah 03/19/2024

Notary Public

NITESH R SHAH
Notary Public - State of New York
NO. 01SH6378425
Qualified in Nassau County
My Commission Expires Jul 23, 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARIVE CAPITAL MARKETS, LLC

Statement of Financial Condition as of December 31,2023

| | |
|---|---|
| **Assets:** | |
| Cash | $30,913 |
| Deposit with clearing organization | 100,000 |
| Due from related party | 118,938 |
| Commissions receivable | 104,831 |
| Note Receivable | 13,941 |
| Prepaid expenses | 31,356 |
| Goodwill | 65,000 |
| Total Assets | $464,979 |
| | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | $163,723 |
| Subordinated debt | 100,000 |
| Accrued interest on subordinated debt | 32,000 |
| Total Liabilities | $295,723 |
| | |
| Member's Equity | 169,256 |
| Total Liabilities and Members Equity | $464,979 |

See accompanying notes to the financial statements

## Note 1 Business

### Principal Business Activity

Arive Capital Markets, LLC ("ACM" or the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All transactions are currently cleared directly with AXOS.

## Note 2 Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

### Agreement with Clearing Brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions were executed and cleared on behalf of the Company by its ultimate clearing brokers on a fully disclosed basis.

### Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company's evaluation of goodwill completed as of December 31, 2023, resulted in no impairment losses.

### Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the

transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

*Significant Judgment*

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Disaggregation of Revenue*

The Company's significant revenues during 2023 originated from commissions and investment banking. There were no adjustments deemed necessary to opening Member's Equity related to the rule change.

Commissions

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately. Depending on materiality or regulatory mandate, Investment Banking and Mutual Fund revenue are recorded in the period in which the funds are earned.

Commissions and related clearing expenses that are administered via AXOS are currently recorded on a trade date basis due to the existing accounting protocol at AXOS. There are no material differences between trade date and settlement date amounts.

## Income Taxes

The company complies with FASB ASC 740, Income Taxes. The Company is organized as a Limited Liability Corporation. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no liability for income taxes is presented in these financial statements.

Income tax returns for the year ended 2020, 2021 and 2022 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2023.

## Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 3 Deposit with Clearing Organization

The Company clears its customer transactions through AXOS Clearing Corp. on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on a trade date and recorded as a receivable by the Company. The receivable is generally paid within 10 days of month-end. The Company is required to maintain a minimum $100,000 deposit with one organization to collateralize certain transactions. The deposit is structured as a subordinated loan with a rate of 8% that will be forgiven at maturity. Monthly interest is being accrued and reflected on the Statement of Financial Condition.

## Note 4 Operating Lease

The Company has entered into agreements with its branch office representatives where each office is responsible for rent and office equipment. Any leases that the Company will remit payment will be accounted for in accordance with FASB ASU No. 2016-02, Leases.

## Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable, which are unsecured. Accounts receivable are stated at the amount the Company expects to collect. No allowance for doubtful accounts is deemed necessary at December 31, 2023, and the Company has not experienced any losses from such accounts.

### Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered.

## Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $87,221 and a net capital requirement of $10,915.

## Note 7 Subordinated Debt

See note 3

## Note 8 Related Party Transactions

Through partial commonality of ownership, ACM has three related parties.

SENA Management LLC owns a majority interest in Alexander Capital LP. LibertyView Holdings owns 52.2 percent of the Company. SENA Management and LibertyView Holdings are substantially owned by the same individuals. ACM derived approximately $728,000 in primary market activity from Alexander Capital Ventures ("ACV"). As of December 31, 2023 the balance outstanding from ACV was $118,938.

## Note 9 Other Income

Handling fees earned by the Company via introducing business into correspondent clearing firms comprise Other Income.

## Note 10 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

## Note 11 Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 29, 2024, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

## Note 12 Commitments and Contingencies

The Company, to our knowledge, did not have any commitments or contingencies that would require disclosure within the annual audited financial statements. As such, no disclosure was made.